UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 000-55539

TRILLION ENERGY INTERNATIONAL INC.
(Translation of registrant's name into English)

Suite 700, 838 West Hastings Street
Vancouver, BC, V6C 0A6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 4, 2024, Trillion Energy International Inc. issued the news release filed herewith as exhibit 99.1 in regard to an update on its Velocity String Program, which is taking place on Trillion Energy’s SASB Gas field, located within the Black Sea.

Exhibit No.
99.1	News Release November 4, 2024 – Trillion Energy Provides Update on VS Installation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRILLION ENERGY INTERNATIONAL INC.

/s/ Arthur Halleran
Arthur Halleran
Chief Executive Officer

November 4, 2024

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